UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

R. G. Barry Corporation

(Name of Issuer)

Common Shares, par value $1 per share

(Title of Class of Securities)

068798107

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068798107	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power * (see Item 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power * (see Item 5)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person * (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) * (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 068798107	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power * (see Item 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power * (see Item 5)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person * (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) * (see Item 5)
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 068798107	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power * (see Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power * (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person * (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) * (see Item 5)
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 068798107	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power * (see Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power * (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person * (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) * (see Item 5)
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 068798107	Page 6 of 10 Pages

This Amendment No. 7 to the joint statement on Schedule 13D with respect to the common shares, par value $1 per share (the “Common Stock”), of R. G. Barry Corporation, an Ohio corporation (the “Issuer”), filed by Mill Road Capital, L.P., a Delaware limited partnership (“Fund I”), Mill Road Capital GP LLC, a Delaware limited liability company (“GP I”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Initial Reporting Persons”) on February 18, 2011, as amended and restated by the Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Initial Reporting Persons, Mill Road Capital II, L.P., a Delaware limited partnership (“Fund II”), and Mill Road Capital II GP LLC, a Delaware limited liability company (“GP II”), on August 29, 2012, as amended by the Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by Messrs. Lynch and Scharfman, Fund II and GP II (collectively, the “Second Reporting Persons”) on September 11, 2013, as amended by the Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Second Reporting Persons on September 13, 2013, as amended by the Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Second Reporting Persons on October 3, 2013, as amended by the Amendment No. 5 on Schedule 13D with respect to the Common Stock filed by the Second Reporting Persons on May 2, 2014, and as amended by the Amendment No. 6 on Schedule 13D with respect to the Common Stock filed by the Second Reporting Persons on August 21, 2014 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows:

1.	The Schedule 13D is hereby amended by adding the following paragraph to the end of the section under the heading “Introduction”:

“On September 3, 2014, the Merger was consummated pursuant to the terms of the Merger Agreement. Pursuant to the Merger, the shares of Common Stock outstanding as of the effective time of the Merger were cancelled and extinguished, each such share (other than shares owned by the Issuer, Parent or Merger Sub and any shares as to which shareholders of the Issuer made a proper demand for appraisal pursuant to Ohio law) was converted into the right to receive $19.00 in cash, without interest, and the Issuer became a wholly owned subsidiary of Parent.”

2.	Item 3 of the Schedule 13D is hereby amended and restated as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The acquisition of the Issuer via the Merger was funded through (i) term loans drawn down under a secured Credit Agreement entered into on September 2, 2014 by Merger Sub, as borrower, Parent, as guarantor, GCI Capital Markets LLC (“GC Cap”), as first lien agent, co-lead arranger and sole bookrunner, Jefferies Finance LLC (“Jefferies”) as co-lead arranger and syndication agent, and affiliates of GC Cap, Jefferies and other syndicate members, as lenders, with an aggregate principal amount of $85 million, (ii) term loans drawn down under a secured Second Lien Credit Agreement entered into on September 2, 2014 by Merger Sub, as borrower, Parent, as guarantor, GC Cap, as second lien agent, lead arranger and sole bookrunner, and syndicate members, as lenders, with an aggregate principal amount of $20 million, (iii) a draw down on a revolving credit facility (the “PNC Revolver”) provided by PNC Bank, National Association (“PNC”) in an amount equal to approximately $17.8 million, (iv) the issuance and sale of

CUSIP No. 068798107	Page 7 of 10 Pages

shares of preferred stock of Parent to (A) Fund II, for approximately $27.7 million in cash and 1,093,189 shares of Common Stock (valued at $19.00 per share), (B) BTO RGB Holdings L.P., for approximately $46.6 million in cash, and (C) affiliates of GC Cap and certain other lenders under the term loans described above, for $1.5 million in cash, and (v) approximately $22.6 million of cash reflected on the Issuer’s balance sheet as of immediately prior to the Merger. In connection with the foregoing financing agreements, certain parties thereto entered into various security, intercreditor, equity pledge and other related agreements.”

3.	Item 4 of the Schedule 13D is hereby amended and restated in full as follows:

“On September 3, 2014, the Merger was consummated pursuant to the terms of the Merger Agreement. Under the terms of the Merger Agreement, at the effective time of the Merger:

•	each share of Common Stock (other than shares owned by the Issuer, Parent or Merger Sub and any shares as to which shareholders of the Issuer made a proper demand for appraisal pursuant to Ohio law) was cancelled and converted into the right of the holder to receive $19.00 in cash, without interest and less any applicable withholding taxes;

•	each outstanding stock option under the Issuer’s equity compensation plans, whether or not vested or exercisable, to acquire shares of Common Stock was cancelled and converted into the right of the holder to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the total number of shares of Common Stock covered by the option multiplied by the excess, if any, of $19.00 over the per share exercise price of the option;

•	each outstanding and unvested performance-based share unit (or equivalent cash award that is denominated in shares of Common Stock) was adjusted under the applicable plan and award agreement and became fully vested, and all vested but unpaid performance-based share units (and equivalent cash awards) were cancelled and converted into the right of the holder to receive an amount in cash, without interest and less any applicable withholding taxes, equal $19.00 per share of Common Stock underlying the performance-based share unit (or share equivalents underlying a performance-based cash award);

•	each outstanding and unvested time-based share unit became fully vested, and all vested but unpaid time-based share units were cancelled and converted, without adjustment, into the right of the holder to receive an amount in cash, without interest and less any applicable withholding taxes, equal to $19.00 per share of Common Stock subject to the time-based share unit; and

•	all account balances under Issuer’s deferred compensation plans that represented deemed investments in shares of Common Stock were converted into the right of the holder to receive an amount in cash, without interest and less any applicable withholding taxes, equal to $19.00 per share of Common Stock previously deemed invested in such account, together with any additional amounts accrued pursuant to dividend equivalent rights.

CUSIP No. 068798107	Page 8 of 10 Pages

As of the effective time of the Merger, Scott P. Scharfman, the sole director of Merger Sub, became the sole director of the Issuer, while the officers of the Issuer immediately prior to the effective time of the Merger became the officers of the surviving corporation.

In connection with the Merger, the Issuer filed with the Securities Exchange Commission (i) on August 25, 2014, an application on Form 25 to delist the Common Stock from The NASDAQ Global Market and to withdraw the Common Stock from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) on September 4, 2014, a Certification and Notice of Termination of Registration on Form 15 for the purpose of terminating its registration under Section 12(g) of the Exchange Act pursuant to Rules 12g-4 and 12h-3 thereunder.

Except as otherwise set forth in this Item 4, the Reporting Persons do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.”

4.	Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

“Item 5. Interest in Securities of the Issuer

(a, b) At the effective time of the Merger, all of the shares of Common Stock were cancelled and extinguished, and the articles of incorporation of the Issuer were amended and restated resulting in the Issuer’s authorized capital stock consisting of 1,000 common shares, without par value, all of which are held by Parent. Accordingly, as of the effective time of the Merger, no Reporting Person had beneficial ownership of any shares of the Common Stock.

(c) Except as otherwise described in this Schedule 13D, none of the Reporting Persons has effected any transaction in shares of the Common Stock from August 22, 2014 (the after the filing of the prior amendment to this Schedule 13D) through the date hereof.

CUSIP No. 068798107	Page 9 of 10 Pages

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) As of the effectiveness of the Merger, none of the Reporting Persons had any beneficial ownership of the shares of Common Stock.

5.	Item 6 of the Schedule 13D is hereby amended to incorporate in their entirety all of the responses to Items 3, 4 and 5 of this Schedule 13D set forth herein by reference into Item 6.

6.	Except as amended hereby, the Schedule 13D remains in full force and effect.

[signature page follows]

CUSIP No. 068798107	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 12, 2014

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Scott P. Scharfman
Scott P. Scharfman